NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

August 31, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Cindy Polynice
Laura Crotty

Re:	NeuroSense Therapeutics Ltd.
Amendment No. 2 to the Registration Statement on Form F-1 Filed August 31, 2023
File No. 333-273375

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NeuroSense Therapeutics Ltd. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on September 5, 2023, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Sarah C. Griffiths of Covington & Burling LLP at (212) 841-1013 and that such effectiveness also be confirmed in writing.

Respectfully,

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name: Alon Ben-Noon
Title: Chief Executive Officer and Director

cc: Sarah C. Griffiths, Covington & Burling LLP